KEMIAO GARMENT HOLDING GROUP

6910 S. Cimarron Rd.

Suite 240

Las Vegas, NV 89114

December 5, 2019

Gregory Dundas

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kemiao Garment Holding Group
Form 10-12(g)
File No. 000-56086
Filed August 27, 2019

Dear Mr. Dundas:

Set forth below are the responses of Kemiao Garment Holding Group, a Nevada corporation (“Kemiao” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated October 29, 2019, with respect to (i) our Amendment No.1 Form 10-12(g) filed on October 18, 2019. The responses provided below are numbered to correspond to the your comments, which have been reproduced and emboldened herein for ease of reference.

Business, page 2

1.        In response to our prior comment 3, you disclose that the liabilities and debts from the company's prior business operations "have not been addressed and remain on the books." Please revise to quantify the liabilities and debts that remain on the company's books. We note that the last Form 10-Q for the quarter ended September 30, 2011 reflected over $9 million in total liabilities, while the current balance sheet, as of June 30, 2019, shows total liabilities of $10,916.

Response:

The company has received a legal opinion writing off this debt. The opinion is disclosed as an exhibit and the language has been revised to state the following in Business, page 2:

“As of the date of this filing, the Company has obtained a Cancellation of Indebtedness Due to Statute of Limitations Legal Opinion. See Exhibit 1.2”

The company also included this language in the Management’s Discussion and Analysis Or Plan Of Operation section.

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Security Ownership of Certain Beneficial Owners and Management, page 14

2.        We note your response to our prior comment 14. Since Jinlin Guo is the control person of Guo Jin Tong Investment, please revise to clarify if his 4.3 million shares include the 3.6 million shares held by Guo Jin Tong Investment. Also please revise to disclose in the beneficial ownership table that Yufang Zhu is a director of the company.

Response:

Revised disclosure to include the following language:

Jinlin Guo collectively holds 7,980,950 shares of common stock through his control of Guo Jin Tong Investments and shares registered in the name of Jinlin Guo. Yufang Zhu is a beneficial owner and director of the Company.

Certain Relationships and Related Transactions, and Director Independence, page 16

3.        We note your response to our prior comment 20. Please revise to disclose the nature and amount of compensation received by Bryan Glass in his role as custodian.

Response:

Mr. Glass received 40,000,000 million shares of restricted common stock, valued at $40,000 in his role as custodian. In consideration for stock compensation, Mr. Glass paid the following expenses on behalf of the company:

Nevada Secretary of State for reinstatement of the Company, $4,160

Transfer agent Standard Registrar & Transfer Co., Inc., $885.00

Amended and Restated Articles of Incorporation for the Company, $175.00.

Recent Sales of Unregistered Securities, page 17

4.        We note your response to our prior comment 18. However, it is still not clear why you state that the restricted shares were sold under Rule 144(i) when, since you are a shell company, Rule 144 is not available for the resale of your securities. Please revise or advise.

Response:

The statement was revised to read “The restricted shares were sold in a private transaction pursuant to Section 4(a)(1) of the ’33 Securities Act. As of this date, the shares have not been registered.

5.        We note your response to prior comment 19 and your disclosure that "YuFang Zhu was issued 36,000,000 shares in accordance with the Equity Agreement." Please clarify your reference to "the Equity Agreement" and file it as an exhibit.

Response:

Added language to include Exhibit 1.1 and date of the Equity Agreement.

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If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

Kemaio Garment Holding Group

	By:	/s/ Yanping Sheng
Yanping Sheng
Chief Executive Officer

cc:	Jimmy Lee
Kemaio Garment holding Group
Director

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